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Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX REINFORCES COMMITMENT TO EGYPT’S DEVELOPMENT

•	Total investment of approximately U.S.$100 million is expected to significantly enhance CEMEX’s operations in Egypt

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Largest part of the investment is expected to increase the capacity to use pet coke, coal and other alternative fuels as energy sources in its Assiut cement plant, helping to eliminate fuel subsidies by 2014

MONTERREY, MEXICO AND CAIRO, EGYPT – JUNE 3, 2013 - CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it expects to invest approximately U.S.$100 million (approximately 700 million Egyptian pounds) to significantly improve its operations in Egypt and continue supporting the country’s housing, commercial and infrastructure development. The planned investments were discussed in a meeting between Sergio Menendez, President of CEMEX in Egypt, and Yehia Hamed, Egyptian Minister of Investment.

“CEMEX is constantly providing industry-leading building solutions that help improve the well-being of the people of Egypt,” says Menendez. “This investment is expected to support the sustainable development of Egypt for many generations”.

A sizable percentage of the investment will be used by the company to increase its capacity to use coal and pet coke as energy sources in its Assiut cement plant, helping to eliminate fuel subsidies by 2014. CEMEX also expects to install new waste co-processing and environmental equipment in the plant to continue reducing its emissions and to increase its alternative fuels usage. Since 2000, CEMEX has co-processed over 250,000 tons of waste in Egypt, converting them into alternative fuels. In 2010, CEMEX inaugurated a new U.S. $12 million dust filter equipped with the latest technology to reduce emissions in its Assiut cement plant.

CEMEX also expects to invest in equipment to build and promote the construction of concrete roads, which represent a more durable and cost-effective building solution. The company is already planning to support four major concrete paving projects in Egypt during 2013. In addition, the operational improvements are expected to further enhance the company’s affordable housing efforts, specifically in Upper Egypt, fostering the creation of new jobs in this region.

Among the key points highlighted by the Minister during the conversation, was his commitment to protect foreign investment in Egypt. Accordingly, he has proposed two amendments to the country’s laws regulating investment which will guarantee the rights of the State and the rights of investors in regards to factories or companies owned in the country. The amendments have recently been approved by the cabinet and are awaiting approval from the Shoura Council.

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Since 2000, CEMEX has implemented in Egypt many value-added social responsibility initiatives such as its driving safety programs, which have benefited over 20,000 drivers and its Food-for-Education program which has improved the lives of over 5,000 children and their families.  Additionally, CEMEX is providing industry-leading building solutions to support Egypt’s commercial and infrastructure development, such as a multiple-use complex in the heart of Cairo, and a state-of-the-art tidal barrage and hydroelectric plant in the Nile River.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release and is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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